UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-16567

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T WIRELESS 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T WIRELESS SERVICES, INC.
7277 164th Avenue NE, Building 1
Redmond, Washington 98052

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 99.1

AT&T WIRELESS
401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

*	Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
AT&T Wireless
401(k) Savings Plan

We have audited the financial statements of the AT&T Wireless 401(k) Savings Plan (the Plan) as of December 31, 2002, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements and supplemental schedule of the Plan as of and for the year ended December 31, 2001, and in their report dated June 7, 2002, they expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 21, 2003

Report of Independent Accountants

To the Participants and Administrator of the
AT&T Wireless 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the AT&T Wireless 401(k) Savings Plan (“the Plan”) as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
June 7, 2002

AT&T WIRELESS
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
	(in thousands)	(in thousands)

Assets:
Investments, at fair value	$691,240	$665,581
Participant loans	31,665	29,261

Assets held for investment purposes	722,905	694,842
Employer’s contribution receivable	42,505	61,461
Participants’ contributions receivable	—	8,647
Other receivables	23	238

Total assets	765,433	765,188
Liabilities:
Other liabilities	143	138

Net assets available for benefits	$765,290	$765,050

The accompanying notes are an integral part of these financial statements.

AT&T WIRELESS
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31,
2002
(in thousands)

Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$10,375
Net realized and unrealized depreciation in fair value of investments	(126,903)

(116,528)

Contributions:
Participants’	78,790
Employer’s	77,497

156,287

Total additions	39,759

Deductions from net assets attributed to:
Withdrawals and distributions	56,668
Administrative expenses	624

Total deductions	57,292

Net decrease prior to transfers	(17,533)
Transfers of assets:
To the Plan from the AT&T Master Trust	17,773

Net increase in net assets	240
Net assets available for benefits:
Beginning of year	765,050

End of year	$765,290

The accompanying notes are an integral part of these financial statements.

AT&T WIRELESS
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the AT&T Wireless 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1985 by AT&T Wireless Services, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On July 9, 2001, the Company was spun off from its parent corporation, AT&T Corp. Coincident with this corporate transition, the Plan was renamed, amended and restated to reflect the Plan’s discontinued participation in the AT&T Master Trust maintained by AT&T Corp., ATTIMCO and Fidelity Management Trust Company (Fidelity) prior to July 2001. In April 2002, approximately $18,000,000 was transferred from the AT&T Master Trust into the Plan.

Effective January 1, 2002, the Plan document was amended to incorporate provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity to act as the trustee, and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts at December 31, 2002 and 2001 totaled approximately $3,350,000 and $1,659,000, respectively, and will be used to reduce future employer contributions. Forfeitures utilized to reduce the employer’s contribution for the year ended December 31, 2002 totaled approximately $1,026,000.

Investments - Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants.

The Plan’s investments in Company stock and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan’s investments in commingled investment pools are valued at fair value as of the last day of the Plan year, as measured by Fidelity. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended for certain general operational provisions since receiving its latest favorable determination letter dated January 24, 2003. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state income taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. Fees paid by the Plan to the trustee amounted to approximately $624,000 for the year ended December 31, 2002.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 16% of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. Effective June 1, 2002, the Plan allowed participants to make an additional catch-up contribution to the Plan, on a pre tax basis. The maximum catch-up contribution for 2002 is $1,000. Effective January 1, 2003, participants’ contributions shall be from 1% to 80% of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. Effective January 1, 2002, the Company matched 100% of the first 3% of a participant’s contribution, and 50% of the next 2% of a participant’s contribution.

The Company is also allowed to make other discretionary contributions as defined in the Plan and approved by the Board of Directors. In 2002, the Company made a Fixed Contribution equal to 2% of eligible participant compensation. In addition, a profit sharing contribution is made by the Company and determined annually based on a specific measure of the Company’s performance.

Vesting - Participants are immediately vested in their contributions and the employer’s matching contribution. Participants are fully vested in the Company’s other discretionary contributions allocated to their account after five years of credited service, vesting ratably at a rate of 20% per year starting with the second year of credited service.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution. Allocation of the Company’s contribution is based on eligible participant contributions and compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances made by such participants that do not exceed $5,000, excluding rollover contributions.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 30 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 4.25% to 12%.

NOTE 4 - INVESTMENTS

The number of shares of AT&T Wireless Services, Inc. common stock in the AT&T Wireless Stock Fund (the Fund) was 1,208,382 as of December 31, 2002. The Fund is composed primarily of AT&T Wireless Services, Inc. common stock purchased on the open market with a fair value of approximately $6,841,000 and an approximately $364,000 investment in the Fidelity Institutional Cash Portfolio Money Market at December 31, 2002. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund was 2,767,388, and the net unit value was $2.56 at December 31, 2002.

The following table presents the fair values of investments and investment funds. The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	December 31,	December 31,
	2002	2001
	(in thousands)	(in thousands)

PIMCO Total Return Fund	$45,411
S&P 500 Index Fund	36,198
Asset Allocation Growth Fund	46,774
Asset Allocation Strategy Balanced Fund		$48,978
Fidelity Magellan Fund	150,212	182,910
Fidelity Equity Income Fund	59,532	65,134
Fidelity Low-Priced Stock Fund	46,838	37,848
Fidelity Dividend Growth Fund	55,165	63,519
Fidelity Managed Income Portfolio Class 3 Fund	165,022
Fidelity Retirement Money Market Portfolio Fund		95,283
Other investments individually less than 5% of net assets	117,753	201,170

Assets held for investment purposes	$722,905	$694,842

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

For the year ended
December 31, 2002
(in thousands)

Company stock	($5,641)
Commingled investment pools	(7,592)
Mutual funds	(113,670)

($126,903)

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 6 - SUBSEQUENT EVENTS

In conjunction with the acquisition of TeleCorp PCS, Inc. by the Company in February 2002, assets totaling approximately $15,000,000 were transferred from the TeleCorp PCS, Inc. 401(k) Plan into the Plan in 2003.

In February 2002, the Company divested 120 employees to Netro Company; as a result, assets totaling approximately $3,000,000 were transferred from the Plan into the Netro Company 401(k) Plan in 2003.

AT&T WIRELESS 401(k) SAVINGS PLAN	EIN: 91-1379052 PLAN #001

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
(in thousands)

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,		Current
	lessor or similar party	collateral, par or maturity value		value

Fidelity Management
	Trust Company:
	T. Rowe Price Mid-Cap Growth Fund	Mutual fund		$16,948
	T. Rowe Price Small-Cap Stock Fund	Mutual fund		12,273
	PIMCO Total Return Fund	Mutual fund		45,411
	Wells Fargo Large Company Growth Fund	Mutual fund		6,375
	Vanguard Windsor II Fund	Mutual fund		6,831
	S&P 500 Index Fund	Commingled investment pool		36,198
	Asset Allocation Conservative Fund	Commingled investment pool		3,229
	Asset Allocation Aggressive Growth Fund	Commingled investment pool		23,210
	Asset Allocation Growth Fund	Commingled investment pool		46,774
*	Fidelity Magellan Fund	Mutual fund		150,212
*	Fidelity Equity Income Fund	Mutual fund		59,532
*	Fidelity Low-Priced Stock Fund	Mutual fund		46,838
*	Fidelity Diversified International Fund	Mutual fund		6,880
*	Fidelity Dividend Growth Fund	Mutual fund		55,165
*	Fidelity High Income Fund	Mutual fund		3,137
*	Fidelity Managed Income Portfolio Class 3 Fund	Commingled investment pool		165,022
*	AT&T Wireless Stock Fund	Common stock		7,205
*	Participant loans	Interest rates ranging from 4.25% to 12%		31,665

			Total	$722,905

*     Party-in-interest

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams, Independent Accountants

23.2	Consent of PricewaterhouseCoopers, LLP, Independent Accountants

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Compensation and Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AT&T WIRELESS
401(k) SAVINGS PLAN
(Name of Plan)

By:	/s/ Joseph McCabe, Jr.

Joseph McCabe, Jr.
Executive Vice President and
Chief Financial Officer of
AT&T Wireless Services, Inc.

Dated: June 27, 2003